SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2002

FRANCE TELECOM

(Translation of registrant’s name into English)

6, place d’Alleray, 75505 Paris Cedex 15, France

(Address of principal executive offices)

(Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F     X             Form 40-F

(Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934)

Yes                      No     X

(If “Yes” is marked, indicate below the file number assigned to the
Registrant in connection with Rule 12g3-2(b): 82-            )

www.francetelecom.com

Press release

Conditional transaction between France Telecom and MobilCom for an amicable termination of their agreements regarding the development of UMTS in Germany

Paris, November 22, 2002 – In the framework of the MobilCom rescue plan organised by the German Federal government since September 15, 2002, France Telecom has signed a conditional transaction with MobilCom for an amicable termination of their agreements regarding the development of UMTS in Germany.

This MobilCom rescue plan includes two separate parts:

-
a rescue plan for MobilCom’s traditional businesses (GSM service provider, fixed-line telephony and internet) financed by a credit facility of 162 million euros granted by four German financial institutions and backed by an 80% warranty from the German Federal state and the Land of Schleswig-Holstein;

-	a freeze-down plan for the UMTS business with France Telecom’s participation.

A number of conditions need to be fulfilled to finalise this agreement, including:

-
an agreement between France Telecom and the banking syndicate, as well as Nokia and Ericsson, on the purchase of their loans (approximately 6 billion euros) in exchange for perpetual securities redeemable into shares at a price of 47 euros per share, and would be accounted for in France Telecom’s balance sheet as quasi-equity. This agreement is to be finalised on November 30, 2002 at the latest;

-
approval by the MobilCom Shareholders Meeting of the rescue plan for MobilCom’s traditional businesses, the freeze-down plan for the UMTS business and waiver of all recourse against the France Telecom Group. The MobilCom shares held by G. Schmid and Millenium have been placed in a Trust. The Trustee has undertaken to approve the entire rescue plan at the Shareholders Meeting. This Shareholders Meeting is to take place on January 30, 2003 at the latest;

-
approval by the France Telecom Shareholders Meeting on the perpetual securities to be issued in exchange for the loans re-purchased from the banks and vendors. This Shareholders Meeting is to take place on February 28, 2003 at the latest.

France Telecom	6 Place d’Alleray	Phone: +33 1 44 44 22 22
Corporate Communication	75505 Paris cedex 15	Fax: +33 44 44 80 30
Information Department	France

SA au capital de 4 098 463 604 — 380 129 866 RCS Paris

If all the conditions of the agreement were fulfilled, France Telecom would:

-	purchase the loans from the banks and vendors (for approximately 6 billion euros) in exchange for the perpetual securities;
-
waive the loans purchased from the banks and vendors (6 billion euros quoted above), as well as the shareholder loans granted to MobilCom over the last two years (1 billion euros), amounting to a total of approximately 7 billion euros;

-
contribute to expenses for MobilCom’s UMTS freeze-down plan, up to a maximum of 580 million euros, including compensation for the termination of the National Roaming contract between E-Plus and MobilCom. This amount will be paid progressively to reflect the actual costs incurred by MobilCom. Approximately one quarter of this amount will be paid before the end of this year to allow MobilCom to meet initial expenses related to the UMTS freeze-down plan.

These charges are already fully provisioned in France Telecom’s accounts.

In exchange, France Telecom benefits from :

-	waiver by MobilCom of all recourse against the France Telecom Group (including Orange) and vice versa;
-	waiver by Gerhard Schmid of all recourse against the France Telecom Group (including Orange) and vice versa;
-	recovery provision to the value of MobilCom’s UMTS assets (including the license) allowing France Telecom to receive 90% of the proceeds on any UMTS asset possibly sold by MobilCom.

This agreement is consistent with the decisions of France Telecom’s Board of Directors on September 12, 2002 and allows the Group to limit its exposure to risks linked to its withdrawal from the UMTS business in Germany.

France Telecom expresses its gratitude to the German Federal government for its decisive contribution to the implementation of MobilCom’s rescue plan. France Telecom also thanks Dr Dieter Vogel, the negotiator appointed by the government.

Contact :
Nilou du Castel, Head of the Press Office
nilou.ducastel@francetelecom.com
Tel : +33 1 44 44 93 93

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

FRANCE TELECOM

Date: November 22, 2002	By:	/s/ Pierre Hilaire
Name: Pierre Hilaire Title: Senior Vice President Finance, France